Exhibit 21.1

National Beef Packing Company, LLC

Subsidiaries

Subsidiary	Jurisdiction of Incorporation or Organization	Name Under Which Business is Done
Kansas City Steak Company, LLC	Missouri	Kansas City Steak Company, LLC
National Beef aLF, LLC	Delaware	National Beef aLF, LLC
National Beef California, L.P.	Delaware	National Beef California, L.P.
National Beef Japan, Inc.	Japan	National Beef Japan, Inc.
NBP Korea, Inc.	Korea	NBP Korea, Inc.
National Beef Packing Company, LLC Beijing Representative Office	China	National Beef Packing Company, LLC Beijing Representative Office
National Carriers, Inc.	Kansas	National Carriers, Inc.
NCI Leasing, Inc.	Kansas	NCI Leasing, Inc.
National Elite Transportation, LLC	Delaware	National Elite Transportation, LLC
NB Finance Corp.	Delaware	NB Finance Corp.